Exhibit 24

POWER OF ATTORNEY

KNOW ALL PEOPLE BY THESE PRESENTS, that Kris Corbett hereby makes, constitutes and appoints each of Kevin P. Magid and Grant Bokerman with full power to act without the other, as his agent and attorney-in-fact for the purpose of executing in his name, in his capacity as a director and/or officer of Audax Private Credit Fund, LLC (the “Fund”), the Fund’s registration statement and any amendments thereto or any statement of beneficial ownership on Form 3, 4, or 5 to be filed with the United States Securities and Exchange Commission.

All past acts of an attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This Power of Attorney shall be valid from the date hereof until revoked by me.

IN WITNESS HEREOF I have executed this instrument as of the 13th day of November, 2026.

/s/ Kris Corbett	Chief Financial Officer
Kris Corbett